Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty ADOPTS SHAREHOLDER RIGHTS PLAN

Board and Special Committee act to protect and maximize value for shareholders

Vancouver, British Columbia – November 5, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) announced today that its board of directors (the “Board”), on the recommendation of a recently formed special committee of its independent directors (the “Committee”), has adopted a shareholder rights plan (the “Plan”) effective immediately.

After reviewing recent trading volumes and activity, the Board adopted the Plan to help ensure that all shareholders of the Company are treated equally and fairly in the event of any unsolicited take-over bid or other attempt to acquire control of the Company (including by way of a “creeping take-over bid”). In respect of such transactions, the Plan is intended to, among other things:

●	encourage potential bidders to treat Gold Royalty shareholders fairly and equally and preserve control premiums and value for shareholders; and

●	provide the Board and shareholders adequate time to appropriately respond on an informed basis, and protect applicable legal rights.

The Plan was not adopted in response to any specific take-over bid or other proposal to acquire control of the Company, and the Company is not aware of any such pending or contemplated take-over bid or other proposal.

Pursuant to the Plan, one right will be issued in respect of each outstanding Gold Royalty common share on the record date, being November 17, 2025, and thereafter, one right will automatically attach to each new common share issued by Gold Royalty. Each right will become exercisable if a person acquires beneficial ownership of 15% or more of the outstanding common shares without complying with the permitted bid provisions of the Plan. In such circumstances, each right will entitle the holder (other than the acquiring person) to purchase additional Gold Royalty common shares at a discount to the then prevailing market price. The Plan includes a mechanism that applies a higher 20% threshold to any entity that, together with its affiliates and joint actors, is not party to any standstill or similar arrangement with the Company.

The issuance of the rights will not affect trading of the GRC common shares, and no further action is required by shareholders. The Plan has an initial term of three years, provided that it is ratified by shareholders within twelve months of its adoption. If the Plan is not ratified by shareholders, the Plan, and any rights issued thereunder, will terminate.

The Plan is contained in an agreement between the Company and TSX Trust Company, as rights agent, dated November 5, 2025, the full text of which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The summary of the Plan contained herein is qualified in its entirety by the full text of the Plan.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the benefits of the Plan for the Company and Shareholders, the ratification of the Plan by the Company’s shareholders and the timing thereof and the Company’s focus and mission. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.